

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2023

John Sprovieri
Chief Executive Officer
AUSCRETE Corp
49 John Day Dam Road
Goldendale, Washington 98620

   **Re: AUSCRETE Corp**
     **Offering Statement on Form 1-A**
     **Filed on May 10, 2023**
     **File No. 024-12247**

Dear John Sprovieri:

  This is to advise you that we do not intend to review your offering statement.

  We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Sarah Sidwell at 202-551-4733 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc:  Jackson Morris